Exhibit 99.1

Marine Harvest ASA (OSE:MHG, NYSE:MHG) Adjustment To Conversion Price Of Convertible Bond (ISIN NO0010679152)

Further to the Marine Harvest share trading on the Oslo Stock Exchange excluding a dividend of NOK 1.30 per share, in the form of a repayment of paid-in capital, as from the 27th of May, the conversion price of the Company's convertible bond originally for EUR 350 million, currently with EUR 2 million outstanding (ISIN NO0010679152), has been adjusted.

The new conversion price is EUR 8.6381.

This information is subject of the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act